1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    Wynston Hill Capital, LLC, a Delaware limited liability company (the "Company") is a broker/dealer in securities registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Revenue recognition
    The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered. Commission income and related expense are recorded on a trade date basis. There is no material difference between settlement date and trade date.

    Concentration of risk
    The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

    For the year ended December 31, 2015, two customers accounted for approximately 83% of the Company's fee revenues

    Use of estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Income taxes
    As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2015.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Uncertain tax positions

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

3. **COMMITMENTS AND CONTINGENCIES**

Lease

The Company leased office premises from an affiliated entity which expired August 31, 2015. The Company has entered into a lease agreement for new office space on a month to month basis. Rent expense for the year ended December 31, 2015 was $39,490.

4. **CLEARANCE AGREEMENT**

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. As of December 31, 2015, the balance was $44,590.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $8,486, which exceeded the required minimum net capital of $5,000 by $3,486. Aggregate indebtedness at December 31, 2015 totaled $40,721. The Company's percentage of aggregate indebtedness to net capital was 480%.

6. **GOING CONCERN**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had declining revenues and a loss from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has been actively reducing overhead expenses and looking to increase revenue. The continued existence of the Company depends on a number of factors, including but not limited to, its ability to further reduce future losses by adding revenue or reducing expenses or raising capital.

7. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2015 and determined that there are no material events that would require disclosures in the Company's financial statements.